Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PEERLESS SYSTEMS CORPORATION

ARTICLE I.

Name. The name of the corporation is Peerless Systems Corporation.

ARTICLE II.

Registered Address and Agent. The registered office of the Corporation in the State of Delaware is located at 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of the Corporation’s registered agent in the State of Delaware at such address is Corporation Service Company.

ARTICLE III.

Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law as presently in effect or as it may hereafter be amended.

ARTICLE IV.

Capitalization. The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, with a par value of $.001 per share.

ARTICLE V.

Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, the number of members of which shall be set forth in the Bylaws of the Corporation. Election of directors need not be by ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VI.

Amendment of Bylaws. In furtherance and not in limitation of the power conferred upon the Board of Directors by law, the Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, the Bylaws of the Corporation, subject to the right of the stockholders entitled to vote with respect thereto to alter and repeal Bylaws made by the Directors.

ARTICLE VII.

(a)

Exculpation from Liability. To the fullest extent that the laws of the State of Delaware, as the same exist or may hereafter be amended, permit elimination of the personal liability of directors, no director of this Corporation shall be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(b)

Agreement between Directors and Corporation. The provisions of this Article shall be deemed to be a contract with each director of this Corporation who serves as such at any time while this Article is in effect, and each such director shall be deemed to be serving as such in reliance on the provisions of this Article. Any amendment or repeal of this Article or adoption of any Bylaw of this Corporation or other provision of the Certificate of Incorporation of this Corporation which has the effect of increasing director liability shall operate prospectively only and shall not affect any action taken, or any failure to act, by a director of this Corporation prior to such amendment, repeal, Bylaw or other provision becoming effective.

ARTICLE VIII.

The Corporation reserves the right to amend, alter or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed by statute, and all rights of stockholders herein are subject to this reservation.

ARTICLE IX.

The Corporation shall indemnify directors and officers of the Corporation to the fullest extent permitted by law.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 12th day of February, 2015.

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